

Exhibit 9: Certain Information Regarding the Credit Rating Agency's Designated Compliance Officer

DESIGNATED COMPLIANCE OFFICER

Name: Mr. Takefumi Emori

Employment History:

1999 to present
Japan Credit Rating Agency, Ltd.

> 2012 – Present
> Chief Compliance Officer
>
> 2010 –2012
> Managing Director
>
> 2008 – 2010
> Managing Director and Rating Committee Member
>
> 2003 – 2007
> Director (General Manager of Rating Planning Dept. was delegated) and Rating Committee Member
>
> 2000 – 2003
> General Manager and Chief Analyst of Rating Planning Dept. and Rating Committee Member (Double as Division Manager of Structured Finance Division from June 2000 to July 2002)
>
> 1999 – 2000
> [Temporarily seconded to JCR from the Bank of Japan]
> General Manager and Chief Analyst of Rating Planning Dept. and Rating Committee Member
>
> 1995 – 1999
> Back to the Bank of Japan (Successively filled several posts such as Chief Representative of Fukui Local Office and Chief Manager of Investment Div, International Dept.)
>
> 1993 – 1995
> [Temporarily seconded to Japan Credit Rating Agency, Ltd. (JCR) from the Bank of Japan]
> Chief Analyst, Rating Department and Rating Committee Member


1973 – 1993

The Bank of Japan (successively filled several posts such as Chief Manager of Operations Dept., Chief Manager of Information System Dept, etc.)

Post-Secondary Education: BA , Kyoto University, Kyoto, Japan

Employment Status: Full-time employee of Japan Credit Rating Agency, Ltd.